Exhibit 99.5

Broadridgem 5970 CHEDWORTH WAY M/SS/SSAUGA, ON L5R 4G5 VOTING INSTRUCTION FORM ANNUAL MEETING CELESTICA INC. WHEN: THURSDAY, APRIL 20, 2017 AT 9:30A.M. EDT ··. w .,"' lL 0 ' • WHERE: TMX BROADCAST CENTRE, THE EXCHANGE TOWER 130 KING STREET WEST TORONTO, ONTARIO CELESTICA INC. 844 DON MILLS ROAD TORONTO, ONM3C 1V7 CANADA REMINDER:PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. PROXY DEPOSIT DATE: APRIL 18, 2017 be counted. When you or your designate arrive at the meeting, please register with the CONTROL NO.:-+ The control number has been assigned to you to identify your shares for voting. scrutineer or proxy tabulator. 8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereot even if these matters are not set out in this form or in the management proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 10.1f the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11.1n the absence of any specific instructions as to voting being provided by you on this - form, the item(s) will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee. You must keep your control number confidential and not disdose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Dear Client: A meeting is being held for securityholders of the above noted issuer. 1. You are receiving this Voting Instruction Form and the endosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name. 2. Votes are being solicited by or on behalf of the management of the issuer. 3. Even if you have dedined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available. Unless you attend the meeting and vote in person, your securities can only be voted through us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested on this form to provide your voting instructions to us promptly. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person. 4. 12. This voting instruction form should be read in conjunction with the accompanying management proxy circular. 13. To ensure that your instructions are received in sufficient time to be processed, --1 please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy - 5. When you give us your voting instructions, you acknowledge that: • You are the beneficial owner or are authorized to provide these voting instructions; and • You have read the material and the voting instructions on this form. 6. You may not present this voting instruction form at the meeting in order to vote. 7. To attend the meeting and vote your shares in person: • Write your name or the name of your designate to act on your behalf on the 'Appointee" line on the other side of this form, sign and date the form, and return it by mail, or • Go to ProxyVote.com (if available) and insert the name in the 'Change Appointee(s)" section on the voting site. You, or your designate, as the named "Appointee", must attend the meeting for your vote to deadline specified in the management proxy circular. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation. This Voting Instruction Form confers discretionary authority to vote on such other business as - may properly come before the meeting or any adjournment thereof. If you have any questions or require help, please contact the person who services your account Disclosure of Information - Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes. PLEASE SEE OVER REVIEW YOUR VOTING OPTIONS ONUNE:VOTE AT PROXVVOTE.COM USING YOUR COMPUTER BY TELEPHONE:YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER ISAT: ENGLISH: 1-800-474-7493 OR FRENCH:1-800-474-7501 LOCATED BELOW. BY MAIL:THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW BEFORE VOTING. V2201609

• 5 5 VOTING INSTRUCTION FORM CELESTICA INC. P87138-E 1 OF 1 MEETING TYPE: MEETING DATE: RECORD DATE: PROXY DEPOSIT DATE: ACCOUNT NO: ANNUAL MEETING THURSDAY, APRIL 20,2017 AT 9:30A.M. EDT FOR HOLDERS AS OF MARCH 10, 2017 APRIL 18,2017 CUID: CUSIP:15101Q108 CONTROL NO.: Jiuf• APPOINT A PROXY (OPTIONAL) APPOINTEE(S): WILLIAM A. ETHERINGTON, ROBERT A. MIONIS NILL HAVE FULL AUTHORITY TO ATIEND,VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY • F YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND,VOTE AND ACT ON YOUR BEHALF AT THE MEETING,OR ANY DJOURNMENT OR POSTPONEMENT THEREOF,OTHERTHAN THE PERSON(S) SPECIFIEDABO/E,PRINTYOUR NAME OR THE NAME OF THE OTHER PERSON TTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUG OTHERWISE,THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE ®JOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR. PLEASE PRINT APPOINTEE NAME ABOVE JiUD COMPLETE YOUR VOTING DIRECTIONS 1 ELECTION OF DIRECTORS: VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIREaORS (FILL IN ONLY ONE BOX(. jl" PER NOMINEE IN BLACK OR BLUE INK) FOR D D D D D D NITHHDLD D D D D D D FOR D D D D NITHHOLD D D D D 01-DANIEL P. DIMAGGIO 07-CAROL S.PERRY 02-WILLIAM A.ETHERINGTON 08-TAWFIQ POPATIA 09-EAMON J. RYAN 03-THOMAS S. GROSS 04-LAURETIE T.KOELLNER 10-MICHAEL M. WILSON OS-ROBERT A. MIONIS 06-JOSEPH M. NATALE ITEM(S):VOTING RECOMMENDATIONS ARE INDICATED BY BOLD TEXT OVER THE BOXES (FILL IN ONLY ONE BOX "Ill" PER ITEM IN BLACK OR BLUE INK) COMPENSATION. • y y MD D THIS DOCUMENT MUST BE SIGNED AND DATED 2 APPOINTMENT OF KPMG UP AS AUDITOR OF CELESTICA INC. RECOMMENDATION: FOR FORWITHHOLD DD 3 AUTHORIZATION OF THE BOARD OF DIRECTORS OF CELESTICA INC.TO RECOMMENDATION: FOR FIX THE REMUNERATION OF THE AUDITOR. FORWITHHOLD DD 4 ADVISORY RESOLUTION ON CELESTICA INC.'S APPROACH TO EXECUTIVERECOMMENDATION: FOR FORAGAINST D D UNDER SECURITIES REGULATIONS, SECURITJHOLDERS NAY ELECT ANNUALLY TO RECEIVE THE ANNUAL INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANTNONE ANNUAL INTERIM MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. D D D